Mail Stop 4561
								July 22, 2005

Finotec Group, Inc.
18 West 33rd Street, Second Floor
New York, NY 10005

Re:	Finotec Group, Inc.
	Item 4.01 Form 8-K
      Filed July 14, 2005
	File No. 033-20966

Dear Didier Essemini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K - General compliance:
1. You state that on June 10, 2002 the Company dismissed Hoberman, Miller, Goldstein & Lesser, P.C., C.P.A. as your principal public accountant and engaged Gvilli & Co., C.P.A. This is inconsistent with your disclosure that Hoberman Miller rendered an opinion on the fiscal year ended January 31, 2004 and 2003 financial statements. We also note that the cover of your Form 8-K discloses May 16, 2005 as the date of the earliest event reported. Please revise as necessary or explain.

Engagement of new accountant:
2. We note your disclosure related to Items 304(a)(2)(i) and (ii) in paragraph five of your report. You current disclosure focuses on your relationship with Miller, Goldstein & Lesser, P.C., C.P.A. Please amend to discuss the Company`s consultations, if any with Gvilli & Co., C.P.A., the newly engaged accountant. In making any disclosures about consultations with your new accountant, please ensure you disclose any consultations up through the date of engagement.

Exhibit 16:
3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Benjamin Phippen, Staff
Accountant at (202) 551-3697.

							Sincerely,



							Benjamin Phippen
							Staff Accountant